Exhibit 99.1

2 December 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Gold Fields Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F(a)(1)(i)-(iii) of Form 20-F, as part of the Annual report on Form 20-F of Gold Fields Limited for the year ended June 30, 2010, dated December 2, 2010. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ PricewaterhouseCoopers, Inc.
PricewaterhouseCoopers Inc Johannesburg, Republic of South Africa

PricewaterhouseCoopers Inc, 2 Eglin Road, Sunninghill 2157, Private Bag X36, Sunninghill 2157, South Africa

Reg. no. 1998/012055/21, T: +27 (11) 797 4000, F: +27 (11) 797 5800, www.pwc.com/za

Executive: S P Kana (Chief Executive Officer) T P Blandin de Chalain D J Fölscher G M Khumalo I S Sehoole S Subramoney F Tonelli

Resident Director in Charge: E R Mackeown

The Company’s principal place of business is at 2 Eglin Road, Sunninghill where a list of directors’ names is available for inspection.

PricewaterhouseCoopers Inc is an authorised financial services provider.

VAT reg.no. 4950174682.

Statements made by Gold Fields Limited, to be filed with the Securities and Exchange Commission, pursuant to Item 16F(a)(i)-(iii) of Form 20-F, as part of the Annual report on Form 20-F of Gold Fields Limited for the year ended June 30, 2010:

“On June 25, 2010, Gold Fields dismissed PricewaterhouseCoopers Inc., or PwC, as its independent registered public accounting firm. Gold Fields’ Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm. Such dismissal will become effective upon completion by PwC of its procedures on the consolidated financial statements of Gold Fields as of and for the year ended June 30, 2010 and the filing of the related Form 20-F.

The reports of PwC on the consolidated financial statements for the fiscal years ended June 30, 2009 and 2010 contained no adverse opinion or disclaimer of opinion and, were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended June 30, 2009 and 2010, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on Gold Fields’ consolidated financial statements for such fiscal years.

During the two fiscal years ended June 30, 2009 and 2010, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.”